SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2004

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:  Director Shareholding



                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
 Prudential plc



2. Name of director
 Mark Norbom



3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
 Director named above



4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
 BWCI Trust Company Limited



5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)
 N/A



6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary Award of shares under the Prudential Employee Share Trust - see additional information



7. Number of shares / amount of stock acquired
 554,574 ordinary shares - see additional information



8. Percentage of issued class
Less than 0.03%



9. Number of shares/amount of stock disposed
 N/A



10. Percentage of issued class
 N/A



11. Class of security
 Ordinary shares of 5p each



12. Price per share
See additional information



13. Date of transaction
3 September 2004



14. Date company informed
3 September 2004



15. Total holding following this notification
747,885 shares



16. Total percentage holding of issued class following this notification Less than 0.04%



If a director has been granted options by the company please complete the following boxes.

17. Date of grant
 N/A



18. Period during which or date on which exercisable
 N/A



19. Total amount paid (if any) for grant of the option
 N/A



20. Description of shares or debentures involved: class, number
 N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
 N/A



22. Total number of shares or debentures over which options held following this notification
 N/A



23. Any additional information
14,622 shares capable of being released to Mr M Norbom on 1 January 2005

14,622 shares capable of being released to Mr M Norbom on 1 January 2006

85,173 shares capable of being released to Mr M Norbom on 1 January 2007

30,118 shares capable of being released to Mr M Norbom on 1 January 2008

14,622 shares capable of being released to Mr M Norbom on 1 January 2009

395,417 shares capable of being released to Mr M Norbom on 20 February 2013



24. Name of contact and telephone number for queries
 Jennie Webb, 0207 548 6027



25. Name and signature of authorised company official responsible for making this notification
Bob Walker, Deputy Group Secretary, 020 7548 3848
Date of Notification

3 September 2004



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 3 September 2004

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  John Price

                                              John Price
                                              Deputy Group Secretary